December 24, 2013

Jeffrey B. Riedler

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:                            Depomed, Inc.

Form 10-K for the year ended December 31, 2012

Filed February 22, 2013

File No. 001-13111

Dear Mr. Riedler:

This is in response to your letter dated December 13, 2013 on the above-referenced matter.  This will confirm that I signed the Depomed Form 10-K for the year ended December 31, 2012 in my capacity as principal financial officer and principal accounting officer.  My signature block will be revised in future filings to reflect that I sign in those capacities.

We acknowledge that:

•                  Depomed is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Depomed may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•

Please contact me at (510) 744-8000 if you have any questions.

Very truly yours,

/s/ August J. Moretti
August J. Moretti
Chief Financial Officer

cc:                               Matthew Gosling

Amy Reischauer

Bryan Pitko